**UNITED STATES OF AMERICA**
**Before the**
**SECURITIES AND EXCHANGE COMMISSION**

**SECURITIES EXCHANGE ACT OF 1934**
**Release No. 63920 / February 17, 2011**

**ADMINISTRATIVE PROCEEDING**
**File No. 3-14231**

| In the Matter of | ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO GLOBAL MAINFRAME CORP. |
|---|---|
| ActiveCore Technologies, Inc.,<br>Battery Technologies, Inc.,<br>China Media1 Corp.,<br>Dura Products International, Inc.<br>(n/k/a Dexx Corp.),<br>Global Mainframe Corp.,<br>GrandeTel Technologies, Inc.,<br>Magna Entertainment Corp.<br>(n/k/a Reorganized Magna Entertainment Corp.), and<br>649 Com, Inc.<br>(n/k/a Infinite Holdings Group, Inc.),<br><br>Respondents. | |

**I.**

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Global Mainframe Corp. ("GMFCF" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on February 4, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

**II.**

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Global Mainframe Corp. ("Order"), as set forth below.

**III**.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.     GMFCF (CIK No. 1292428) is a Alberta corporation located in Calgary, Alberta, Canada with a class of securities registered with the Commission under Exchange Act Section 12.  As of January 25, 2011, the common stock of GMFCF (symbol GMFCF) was quoted on OTC Link, had two market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

      2.     GMFCF has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended April 30, 2007.

**IV.**

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                                      Elizabeth M. Murphy
                                      Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.